SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4 )(1)

                            GP Strategies Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36225V104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Scott B. Bernstein, Esq.,
                               Caxton Corporation,
                              315 Enterprise Drive
                          Plainsboro, New Jersey 08536
                                 (609) 936-2580
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 29, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f), or 13d-1 (g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-----------------

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                              (Page 1 of 14 Pages)

CUSIP No. 36225V104              SCHEDULE 13D                 Page 2 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton International Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            955,687
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        955,687
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      955,687
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36225V104              SCHEDULE 13D                 Page 3 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Equity Growth (BVI) Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            125,156
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        125,156
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      125,156
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36225V104              SCHEDULE 13D                 Page 4 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Equity Growth LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            47,357
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        47,357
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      47,357
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36225V104              SCHEDULE 13D                 Page 5 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce S. Kovner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,128,200
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,128,200
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,128,200
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36225V104              SCHEDULE 13D                 Page 6 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Associates, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,128,200
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,128,200
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,128,200
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment 4 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of GP Strategies Corporation (the "Company"), 9 West 57th Street, New York, NY 10019.

Item 3: Source and Amount of Funds or Other Consideration.

      Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs at the end thereof:

      "A net aggregate of $269,995.69 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton International Limited acquired and sold shares (of Common Stock) since November 3, 2000. The purchase price for such acquired shares was paid out of Caxton International Limited's working capital.

      "A net aggregate of $62,136 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton Equity Growth LLC acquired shares (of Common Stock) since November 3, 2000. The purchase price for such acquired shares was paid out of Caxton Equity Growth LLC's working capital.

      "A net aggregate of $233,389 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton Equity Growth (BVI) Ltd. acquired Shares (of Common Stock) since November 3, 2000. The purchase price for such acquired shares was paid out of Caxton Equity Growth (BVI) Ltd.'s working capital.

Item 5: Interest in Securities of the Issuer.

      Subparagraph (a) of Item 5 of the Schedule 13D is hereby amended and replaced by the following:

      (i) Caxton International Limited beneficially owns 995,687 shares of Common Stock (the "Shares"), representing approximately 7.9% of the total shares of Common Stock issued and outstanding. This percentage reflects the acquisition of the additional Shares being reported hereunder.

      (ii) Caxton Equity Growth (BVI) Ltd. beneficially owns 125,156 shares of Common Stock (the "Shares"), representing approximately 1.0% of the total shares of Common Stock issued and outstanding. This percentage reflects the acquisition of the additional Shares being reported hereunder.

      (iii) Caxton Equity Growth LLC beneficially owns 47,357 shares of Common Stock (the "Shares"), representing approximately .4% of the total shares of Common Stock issued and outstanding. This percentage reflects the acquisition of the additional Shares being reported hereunder.

      Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

      (c) Caxton International Limited, Caxton Equity Growth (BVI) Ltd. and Caxton Equity Growth LLC acquired additional shares and/or sold shares of Common

Stock in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between November 3, 2000 and December 29, 2000. See Schedule A for disclosure of (1) the date, (2) the price and (3) the amount of shares purchased and/or sold by Caxton International Limited, Caxton Equity Growth (BVI) Ltd. and Caxton Equity Growth LLC since November 3, 2000.

      After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


January 4, 2001            CAXTON INTERNATIONAL LIMITED

                           By:  /s/ Joseph Kelly
                              --------------------------------------------------
                                          Name:  Joseph Kelly
                                          Title: Vice President and Treasurer

                           By:  /s/ Maxwell Quin
                              --------------------------------------------------
                                          Name:  Maxwell Quin
                                          Title: Vice President and Secretary


                           CAXTON EQUITY GROWTH LLC

                           By:  /s/ Scott B. Bernstein
                              --------------------------------------------------
                                 Name:  Scott B. Bernstein
                                 Title: Secretary, Caxton Associates, L.L.C.,
                                        Manager


                           CAXTON EQUITY GROWTH (BVI) LTD.

                           By:  /s/ Joseph Kelly
                           -----------------------------------------------------
                                 Name:  Joseph Kelly
                                 Title: Vice President

                           By:  /s/ Maxwell Quin
                             ---------------------------------------------------
                                 Name:  Maxwell Quin
                                 Title: Secretary


                           CAXTON ASSOCIATES, L.L.C.

                           By:  /s/ Scott B. Bernstein
                              --------------------------------------------------
                                 Name:  Scott B. Bernstein
                                 Title: Secretary

                           /s/ Bruce Kovner
                           -----------------------------------------------------
                           Bruce S. Kovner, by Scott B. Bernstein, as
                           Attorney-in-Fact

                                                                      SCHEDULE A

Caxton International Limited

                                       No of Shares          Price Per Share
             Trade Date               Purchased (Sold)    (Excluding Commission)

                    30-Nov                  2,000                   $4.931300
                     4-Dec                (32,700)                   5.000000
                    15-Dec                  5,600                    5.000000
                    20-Dec                  7,000                    4.187500
                    21-Dec                 27,000                    3.936500
                    21-Dec                  2,000                    4.062500
                    21-Dec                  8,788                    3.936500
                    22-Dec                  6,500                    3.855800
                    26-Dec                  6,500                    4.076900
                    26-Dec                  2,116                    4.076900
                    27-Dec                  2,500                    3.925000
                    27-Dec                    814                    3.925000
                    28-Dec                 10,000                    3.918800
                    29-Dec                 13,350                    3.980300
                    29-Dec                  8,000                    4.312500
                    29-Dec                  4,345                    3.980299

Caxton Equity Growth LLC

                                        No of Shares          Price Per Share
             Trade Date                  Purchased        (Excluding Commission)

                     4-Dec                  5000                    $5.00000
                    21-Dec                  5123                     3.93650
                    26-Dec                  1233                     4.07690
                    27-Dec                   474                     3.92500
                    29-Dec                  2533                     3.98030

Caxton Equity Growth (BVI) Ltd.

                                        No of Shares          Price Per Share
             Trade Date                  Purchased        (Excluding Commission)

                     4-Dec                 27700                    $5.00000
                    21-Dec                 13089                     3.93650
                    26-Dec                  3151                     4.07690
                    27-Dec                  1212                     3.92500
                    29-Dec                  6472                     3.98030

                                  Exhibit Index

Exhibit 1 - Joint Acquisition Statement Pursuant To Rule 13d-1(k)(1).